Exhibit 99.3

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated statements of financial position as of December 31, 2020 and September 30, 2021	F-2
Unaudited condensed consolidated statements of profit or loss and total comprehensive income for the three and nine months ended September 30, 2020 and 2021	F-3
Unaudited condensed consolidated statements of changes in partners’ equity for the nine months ended September 30, 2020 and 2021	F-4
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2020 and 2021	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and September 30, 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2020	September 30, 2021
Assets
Non-current assets
Other non-current assets		186	109
Tangible fixed assets	4	2,206,618	2,011,079
Right-of-use assets		516	439
Total non-current assets		2,207,320	2,011,627
Current assets
Vessel held for sale	4	—	145,564
Trade and other receivables		16,265	11,988
Inventories		3,036	3,024
Prepayments and other current assets		2,691	1,245
Cash and cash equivalents		103,736	110,208
Total current assets		125,728	272,029
Total assets		2,333,048	2,283,656
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and 51,137,201 units issued and outstanding as of September 30, 2021)	5	594,901	656,365
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and 1,077,494 units issued and outstanding as of September 30, 2021)	5	11,028	12,338
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and 5,750,000 Series A Preference Units, 4,265,664 Series B Preference Units and 3,844,999 Series C Preference Units issued and outstanding as of September 30, 2021)	5	347,889	335,310
Total partners’ equity		953,818	1,004,013
Current liabilities
Trade accounts payable		13,578	16,592
Due to related parties	3	7,525	3,881
Derivative financial instruments—current portion	11	8,185	6,764
Other payables and accruals	7	50,679	46,673
Borrowings—current portion	6	104,908	195,653
Lease liabilities—current portion		332	255
Total current liabilities		185,207	269,818
Non-current liabilities
Derivative financial instruments—non-current portion	11	12,152	6,217
Borrowings—non-current portion	6	1,180,635	1,002,685
Lease liabilities—non-current portion		112	154
Other non-current liabilities		1,124	769
Total non-current liabilities		1,194,023	1,009,825
Total partners’ equity and liabilities		2,333,048	2,283,656

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income or loss

For the three and nine months ended September 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Revenues	8	72,813	80,535	248,614	237,975
Voyage expenses and commissions		(2,246)	(1,371)	(8,916)	(5,302)
Vessel operating costs	10	(19,327)	(18,555)	(55,315)	(56,406)
Depreciation	4	(20,577)	(21,281)	(61,850)	(62,765)
General and administrative expenses	9	(5,379)	(3,295)	(13,971)	(9,854)
Impairment loss on vessels		—	—	(18,841)	—
Profit from operations		25,284	36,033	89,721	103,648
Financial costs	12	(12,437)	(9,373)	(41,017)	(27,904)
Financial income		9	9	285	32
(Loss)/gain on derivatives	12	(990)	(182)	(14,741)	734
Total other expenses, net		(13,418)	(9,546)	(55,473)	(27,138)
Profit and total comprehensive income for the period		11,866	26,487	34,248	76,510

Earnings per unit, basic and diluted:	13
Common unit, basic		0.09	0.37	0.24	1.08
Common unit, diluted		0.08	0.36	0.23	1.04
General partner unit		0.09	0.37	0.24	1.09

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in partners’ equity

For the nine months ended September 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Class B unitholders	Preference unitholders		Total Partners’
	Units	Amounts	Units	Amounts	Units	Units	Amounts	equity
Balance as of January 1, 2020	1,021,336	11,271	46,860,182	606,811	2,490,000	14,350,000	347,889	965,971
Equity offering costs	—	—	—	(142)	—	—	—	(142)
Settlement of awards vested during the period	—	—	434,132	—	—	—	—	—
Repurchases of common units	—	—	(191,490)	(996)	—	—	—	(996)
Conversion of Class B units to common units	—	—	415,000	—	(415,000)	—	—	—
Distributions declared	—	(829)	—	(37,914)	—	—	(22,746)	(61,489)
Share-based compensation, net of accrued distribution	—	34	—	1,565	—	—	—	1,599
Partnership’s profit and total comprehensive income (Note 13)	—	246	—	11,256	—	—	22,746	34,248
Balance as of September 30, 2020	1,021,336	10,722	47,517,824	580,580	2,075,000	14,350,000	347,889	939,191

Balance as of January 1, 2021	1,021,336	11,028	47,517,824	594,901	2,075,000	14,350,000	347,889	953,818
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	56,158	205	3,195,401	9,637	—	—	—	9,842
Settlement of awards vested during the period	—	—	8,976	—	—	—	—	—
Repurchases of preference units (Notes 5, 13)	—	3	—	132	—	(489,337)	(12,496)	(12,361)
Conversion of Class B units to common units	—	—	415,000	—	(415,000)	—	—	—
Distributions declared (Note 5)	—	(31)	—	(1,461)	—	—	(22,576)	(24,068)
Share-based compensation, net of accrued distribution	—	6	—	266	—	—	—	272
Partnership’s profit and total comprehensive income (Note 13)	—	1,127	—	52,890	—	—	22,493	76,510
Balance as of September 30, 2021	1,077,494	12,338	51,137,201	656,365	1,660,000	13,860,663	335,310	1,004,013

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2020	September 30, 2021
		(restated)(1)
Cash flows from operating activities:
Profit for the period		34,248	76,510
Adjustments for:
Depreciation	4	61,850	62,765
Impairment loss on vessels		18,841	—
Financial costs	12	41,017	27,904
Financial income		(285)	(32)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	12	14,448	(734)
Share-based compensation	9	1,833	266
		171,952	166,679
Movements in working capital		(11,736)	7,897
Net cash provided by operating activities		160,216	174,576
Cash flows from investing activities:
Payments for tangible fixed asset additions		(19,002)	(15,419)
Financial income received		316	32
Maturity of short-term investments		—	2,500
Purchase of short-term investments		—	(2,500)
Net cash used in investing activities		(18,686)	(15,387)
Cash flows from financing activities:
Borrowings drawdowns	6	479,984	—
Borrowings repayments	6	(521,880)	(90,853)
Interest paid		(42,906)	(35,277)
Payments of cash collateral for interest rate swaps		(16,730)	—
Release of cash collateral for interest rate swaps		9,170	280
Payment of loan issuance costs		(6,914)	—
Proceeds from entering into interest rate swaps		16,056	—
Payments for interest rate swaps termination		(13,210)	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	5	—	10,205
Repurchases of common and preference units	5	(996)	(12,361)
Payment of offering costs		(119)	(333)
Distributions paid	5	(61,489)	(24,068)
Payments for lease liabilities		(419)	(310)
Net cash used in financing activities		(159,453)	(152,717)
(Decrease)/increase in cash and cash equivalents		(17,923)	6,472
Cash and cash equivalents, beginning of the period		96,884	103,736
Cash and cash equivalents, end of the period		78,961	110,208

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		10,772	10,279
Financing costs included in liabilities at the end of the period		7	51
Offering costs included in liabilities at the end of the period		37	30

(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collateral for interest rate swaps (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog” or the “Parent”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

As of September 30, 2021, GasLog holds a 33.3% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of September 30, 2021, the Partnership owned 15 LNG vessels.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. No new subsidiaries were established or acquired in the nine months ended September 30, 2021.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2020, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 2, 2021.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2020, with the exception of (a) a reclassification in the consolidated statements of cash flows and (b) the implementation of the “Non-current assets held for sale” accounting policy, which are both set out below. On October 27, 2021, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

(a) Reclassification in the consolidated statements of cash flows

Until December 31, 2020, interest paid and movements of cash collateral were presented in the consolidated statement of cash flows under cash provided by operating activities. IAS 7 Cash Flow Statement does not dictate how interest cash flows should be classified, but rather allows an entity to determine the classification appropriate to its business. The standard permits entities to present payments for interest under either operating or financing activities, provided that the elected presentation is applied consistently from period to period. In 2021, management, after reviewing the Exposure Draft General Presentation and Disclosures issued by the IASB in December 2019, elected to reclassify interest paid including cash paid for interest rate swaps held for trading and the movements of cash collateral related to the Partnership’s interest rate swaps under cash used in financing activities, in conformity with the proposal of the Exposure Draft to reduce presentation alternatives and classify interest paid as a cash flow arising from financing activities. Management believes that the revised classification provides more relevant information to users, as it better reflects management’s view of the financing nature of these transactions. Comparative figures have been retrospectively adjusted to reflect this change in policy in the statement of cash flows, as follows:

	Nine months ended September 30, 2020
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	109,750	50,466	160,216
Net cash used in investing activities	(18,686)	—	(18,686)
Net cash used in financing activities	(108,987)	(50,466)	(159,453)
Decrease in cash and cash equivalents	(17,923)	—	(17,923)

(b) Non-current assets held for sale

Non-current assets (such as vessels) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition. Non-current assets held for sale are presented separately from the other assets in the statement of financial position and are not depreciated or amortized while they are classified as held for sale.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2020 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of September 30, 2021, the Partnership’s current assets totaled $272,029 while current liabilities totaled $269,818, resulting in a positive working capital position of $2,211. In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Management anticipates that the Partnership’s primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities, as well as the sale and lease-back transaction concluded in October 2021 that released incremental net liquidity of $20,121. Management believes that these anticipated sources of funds, as well as its ability to access the debt or equity capital markets if needed, will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond the Partnership’s control.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendments are effective for annual periods beginning on or after January 1, 2021 and did not have a material impact on the Partnership’s consolidated financial statements.

There were no other IFRS standards or amendments that became effective in the current period which were relevant to the Partnership or material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

At the date of authorization of these unaudited condensed consolidated financial statements, there were no other IFRS standards and amendments issued but not yet adopted with an expected material effect on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due to related parties
	December 31, 2020	September 30, 2021
Due to GasLog LNG Services (a)	7,361	2,775
Due to GasLog (b)	164	1,106
Total	7,525	3,881

(a)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.

(b)	The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 6 “Borrowings”.

As of December 31, 2020 and September 30, 2021, the amount outstanding under the Sponsor Credit Facility was nil.

The main terms of the Partnership’s related party transactions, including the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 13 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and nine months ended September 30, 2020 and 2021:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
GasLog/ GasLog LNG Services(i)	Commercial management fees	General and administrative expenses	1,350	1,350	4,050	4,050
GasLog	Administrative services fees(ii)	General and administrative expenses	1,960	1,177	5,879	3,531
GasLog LNG Services	Management fees	Vessel operating costs	1,932	1,932	5,796	5,796
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	5	—	35	10
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	76	77	228	228
GasLog	Realized loss on interest rate swaps held for trading (Note 12)	(Loss)/gain on derivatives	2,029	947	3,154	3,639
GasLog	Realized (gain)/loss on forward foreign exchange contracts held for trading (Note 12)	(Loss)/gain on derivatives	(116)	—	293	—

(i)	Effective July 21, 2020, October 1, 2020 and November 1, 2020, the commercial management agreements between the vessel-owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services.

(ii)	Effective January 1, 2021, the administrative services fee was reduced to $314 per vessel per year, from $523 effective since January 1, 2020.

4. Tangible Fixed Assets and Vessel Held for Sale

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2021	2,873,829	2,719	2,876,548
Additions	11,677	760	12,437
Fully amortized dry-docking component	(14,512)	—	(14,512)
Transfer under Vessel held for sale	(190,295)	—	(190,295)
As of September 30, 2021	2,680,699	3,479	2,684,178

Accumulated depreciation
As of January 1, 2021	669,930	—	669,930
Depreciation expense	62,412	—	62,412
Fully amortized dry-docking component	(14,512)	—	(14,512)
Transfer under Vessel held for sale	(44,731)	—	(44,731)
As of September 30, 2021	673,099	—	673,099

Net book value
As of December 31, 2020	2,203,899	2,719	2,206,618
As of September 30, 2021	2,007,600	3,479	2,011,079

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

As of September 30, 2021, the board of directors of the Partnership approved the sale and lease-back transaction of the GasLog Shanghai with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”), which was completed on October 26, 2021 (Note 15). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of the reporting date. As a result, the carrying amount of the GasLog Shanghai ($145,564) was reclassified as a “Vessel held for sale” (within current assets) and remeasured at the lower of its carrying amount and fair value less costs to sell, with no impairment losses recognized.

As of September 30, 2021, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its remaining vessels.

5. Partners’ Equity

The Partnership’s cash distributions for the nine months ended September 30, 2021 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 27, 2021	Common	$0.01	February 11, 2021	485
February 19, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2021	7,582
April 28, 2021	Common	$0.01	May 13, 2021	485
May 13, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 14, 2021	7,582
July 26, 2021	Common	$0.01	August 12, 2021	522
July 26, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 13, 2021	7,412
			Total	$24,068

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 Restricted Common Units (“RCUs”) and 2,992 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”).

In addition, under the Partnership’s ATM Common Equity Offering Programme (“ATM Programme”), there was an issuance of 3,195,401 additional common units in the nine months ended September 30, 2021, for total net proceeds of $9,637. During this period, the Partnership also issued 56,158 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest for net proceeds of $205.

On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units issued upon the elimination of incentive distributions rights in June 2019.

Finally, under the Partnership’s preference unit repurchase programme established in March 2021 and covering the period March 11, 2021 to March 31, 2023, GasLog Partners repurchased and cancelled a total of 334,336 Series B Preference Units and 155,001 Series C Preference Units at a weighted average price below par of $24.64 per Series B Preference Unit and $24.89 per Series C Preference Unit, respectively. The aggregate amount repaid during the period for repurchases of preference units was $12,361, including commissions and an amount of $239 with respect to 9,500 Series B Preference Units, the repurchase of which was completed on October 1, 2021 (Note 15).

6. Borrowings

	December 31, 2020	September 30, 2021
Amounts due within one year	109,673	200,543
Less: unamortized deferred loan issuance costs	(4,765)	(4,890)
Borrowings – current portion	104,908	195,653
Amounts due after one year	1,195,241	1,013,518
Less: unamortized deferred loan issuance costs	(14,606)	(10,833)
Borrowings – non-current portion	1,180,635	1,002,685
Total	1,285,543	1,198,338

The main terms of the credit facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 6 “Borrowings”.

In the nine months ended September 30, 2021, the Partnership repaid $90,853 in accordance with the repayment terms under its credit facilities. In connection with the de-listing of the Parent’s common shares from the New York Stock Exchange completed in June 2021, supplemental agreements have been signed with certain of the Partnership’s lenders with respect to clauses relating to its Parent, GasLog. All costs relating to such amendments have been covered by GasLog directly.

The current portion of borrowings includes an amount of $96,427 (debt less unamortized loan issuance costs) with respect to the GasLog Shanghai, which was classified under “Vessel held for sale” as of September 30, 2021 (Note 4).

GasLog Partners was in compliance with its financial covenants as of September 30, 2021.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2020	September 30, 2021
Unearned revenue	25,828	25,721
Accrued off-hire	1,802	3,497
Accrued purchases	4,187	3,909
Accrued interest	10,855	6,521
Other accruals	8,007	7,025
Total	50,679	46,673

8. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Revenues from long-term time charters	54,362	39,960	185,932	132,875
Revenues from spot time charters	18,451	40,575	62,682	105,100
Total	72,813	80,535	248,614	237,975

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

9. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Administrative services fees (Note 3)	1,960	1,177	5,879	3,531
Commercial management fees (Note 3)	1,350	1,350	4,050	4,050
Share-based compensation	1,174	99	1,833	266
Other expenses	895	669	2,209	2,007
Total	5,379	3,295	13,971	9,854

10. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Crew costs	9,312	10,324	26,931	28,971
Technical maintenance expenses	5,493	4,418	15,572	14,632
Other operating expenses	4,522	3,813	12,812	12,803
Total	19,327	18,555	55,315	56,406

11. Derivative Financial Instruments

The fair value of the Partnership’s derivative liabilities is as follows:

	December 31, 2020	September 30, 2021
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	20,337	12,981
Total	20,337	12,981
Derivative financial instruments, current liability	8,185	6,764
Derivative financial instruments, non-current liability	12,152	6,217
Total	20,337	12,981

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading as of December 31, 2020 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 17 “Derivative Financial Instruments”.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of September 30, 2021. The change in the fair value of the interest rate swaps for the three and nine months ended September 30, 2021 amounted to a gain of $1,787 and a gain of $7,356, respectively (for the three and nine months ended September 30, 2020, a gain of $1,617 and a loss of $10,531, respectively), which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three and nine months ended September 30, 2021, the gain of $1,787 and $7,356, respectively (Note 12), was attributable to changes in the USD LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Singapore Dollars (“SGD”). Under these non-deliverable forward foreign exchange contracts, the counterparties settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

During the nine months ended September 30, 2021, the Partnership did not enter any new forward foreign exchange contracts and the change in the fair value of forward foreign exchange contracts for the three and nine months ended September 30, 2021 was nil. The change in the fair value of such contracts for the three and nine months ended September 30, 2020 amounted to a gain of $265 and $196, respectively, which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives (Note 12).

12. Financial Costs and (Loss)/Gain on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Amortization and write-off of deferred loan issuance costs	3,205	1,209	6,190	3,648
Interest expense on loans	9,094	7,538	33,994	23,137
Lease expense	7	5	26	14
Commitment fees	74	77	282	228
Other financial costs including bank commissions	57	544	525	877
Total financial costs	12,437	9,373	41,017	27,904

An analysis of loss/(gain) on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Unrealized (gain)/loss on interest rate swaps held for trading (Note 11)	(1,617)	(1,787)	10,531	(7,356)
Unrealized gain on forward foreign exchange contracts held for trading (Note 11)	(265)	—	(196)	—
Realized loss on interest rate swaps held for trading	2,988	1,969	4,113	6,622
Realized (gain)/loss on forward foreign exchange contracts held for trading	(116)	—	293	—
Total loss/(gain) on derivatives	990	182	14,741	(734)

13. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions and adding any excess of the carrying amount of preference units over the fair value of the consideration paid to settle them, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Profit for the period and Partnership’s profit	11,866	26,487	34,248	76,510
Adjustment for:
Accrued preference unit distributions	(7,582)	(7,329)	(22,746)	(22,493)
Differences on repurchase of preference units	—	135	—	135
Partnership’s profit attributable to:	4,284	19,293	11,502	54,152
Common unitholders	4,193	18,895	11,256	53,022
General partner	91	398	246	1,130
Weighted average number of units outstanding (basic)
Common units	47,167,488	51,132,690	46,882,894	48,950,508
General partner units	1,021,336	1,077,494	1,021,336	1,040,467
Earnings per unit (basic)
Common unitholders	0.09	0.37	0.24	1.08
General partner	0.09	0.37	0.24	1.09
Weighted average number of units outstanding (diluted)
Common units*	49,552,917	53,167,016	49,521,584	51,151,079
General partner units	1,021,336	1,077,494	1,021,336	1,040,467
Earnings per unit (diluted)
Common unitholders	0.08	0.36	0.23	1.04
General partner	0.09	0.37	0.24	1.09

*	Includes unvested awards with respect to the 2015 Plan and Class B units. After the conversion of the first and second tranches of 415,000 Class B units on July 1, 2020 and 2021, respectively, the remaining 1,660,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in four tranches of 415,000 units per annum on July 1 of 2022, 2023, 2024 and 2025.

14. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of September 30, 2021 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2021
Not later than one year	216,398
Later than one year and not later than two years	135,628
Later than two years and not later than three years	64,110
Later than three years and not later than four years	50,280
Later than four years and not later than five years	29,206
Total	$495,622

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of September 30, 2021, ballast water management systems had been installed on seven out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

15. Subsequent Events

On October 1, 2021 and October 4, 2021, GasLog Partners completed the repurchase of an additional 13,700 Series B Preference Units at a weighted average price of $25.05 per unit under its preference unit repurchase programme.

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd., completed the sale and leaseback of the GasLog Shanghai, a 155,000 cbm tri-fuel diesel electric (“TFDE”) LNG carrier, built in 2013, with CL Gas Three Limited (‘‘CL Gas Three”), a wholly-owned subsidiary of CDBL. The vessel was sold and leased back under a bareboat charter with CL Gas Three for a period of five years, with no repurchase option or obligation. The debt associated with the vessel was prepaid on October 26, 2021. The vessel remains on its charter with a subsidiary of Gunvor Group Ltd.

On October 26, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2021. The cash distribution is payable on November 12, 2021 to all unitholders of record as of November 8, 2021. The aggregate amount of the declared distribution will be $522 based on the number of units issued and outstanding as of September 30, 2021.